SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure: Full Year 2004 Sales



Embargo: 07.00 hrs Wednesday 26 January 2005


PRUDENTIAL PLC 2004 NEW BUSINESS RESULTS

Record Group Insurance APE sales

  - Record total Group Insurance APE sales of GBP1.85 billion, up 26 per cent on 2003

  - UK & Europe APE sales up 40 per cent on 2003

  - JNL total APE sales up 21 per cent on 2003

  - Asia APE sales up 14 per cent on 2003

  - M&G external funds under management of GBP28.7 billion up 19 per cent on
    2003

  - Prudential Corporation Asia investment operations' funds under management of GBP7.8 billion, up 19 per cent on 2003



Prudential's Group Chief Executive, Jonathan Bloomer, commented: "All our businesses are showing strong momentum, and we have delivered significant year-on-year sales growth in each of our markets.

Prudential UK's performance reflects its brand, financial strength and broad product range. The transition from direct sales force to multi-product, multi-channel distribution is nearing completion and we are well placed to continue to grow profitably in the UK market.

In the US, JNL's attractive product range, distribution proposition and service offering have combined to deliver its highest ever level of variable annuity sales, up 14 per cent on 2003.

New business growth in Asia reflects action we have taken in the region to focus on profitable and sustainable business. We have driven growth throughout the year, demonstrated by Q4 2004 APE sales up 25 per cent on Q3 2004 and full year APE sales up 14 per cent on 2003. Our joint venture with CITIC continues to develop in China, having been granted two new licences for Shanghai and Suzhou during 2004. It delivered growth of 70 per cent in new business APE sales on 2003. Our businesses in Asia are well positioned for further growth in 2005.

M&G's gross sales were up 54 per cent on 2003, reflecting significant growth in both retail and institutional business. 2004 marked a record year of retail business with gross inflows of GBP2 billion, up 61 per cent on the previous year.

A strong contribution across each of our businesses helped to achieve record sales in 2004. With the presence we have established in our chosen markets we will continue to deliver profitable growth in 2005."

*The narrative is on a Constant Exchange Rate (CER) throughout. For more details see Notes to Editors.


UK and Europe Insurance Operations
__________________________________


Prudential UK and Europe's APE sales were up 40 per cent on 2003 to GBP817 million. This included GBP111 million APE in relation to a substantial annuity transaction with Royal London which concluded in December1. Excluding this transaction, Prudential UK and Europe reported year-on-year sales growth of 21 per cent.

APE sales in the fourth quarter of the year of GBP294 million were up 104 per cent on the fourth quarter of 2003 and 83 per cent up on the third quarter of 2004.

This increase in premium income has been achieved without any material change in commission rates and we expect the full year new business margin to be broadly in line with that achieved in the first half of 2004.


Partnerships

The Partnerships channel has had an outstanding year with APE sales of GBP206 million, an increase of 489 per cent on 2003 (including Royal London). Excluding the Royal London transaction, APE sales were GBP95 million, up 171 per cent on 2003. Fourth quarter sales of GBP27 million (excluding Royal London) were up 200 per cent on the fourth quarter of 2003. This result reflects the continued growth in credit life protection product sales through our partnership agreements with Lloyds TSB and Alliance and Leicester, up 224 per cent on 2003 APE sales to GBP81 million. It was also due to increased individual annuity sales through our agreements with Zurich and Pearl, the latter being launched in September 2004.

In the second half of 2005, the existing reassurance agreement with Zurich will be replaced in terms of new business with a direct offer arrangement under which advisers of Openwork (formerly Zurich Advice Network) will sell Prudential's range of annuity products to their customers on an exclusive basis following the Openwork operational launch. In addition, we are announcing today a partnership agreement with St. James's Place (SJP) which will allow SJP Partners to sell on an exclusive basis Prudential's annuity products to their customers. This agreement becomes effective in May 2005 and will run for five years.


Intermediaries

APE sales through our intermediary channel were GBP267 million, a 17 per cent increase on 2003. This growth was achieved through increased sales of unit-linked bonds of GBP49 million (up 219 per cent), individual annuities of GBP118 million (up 42 per cent) and off-shore bonds of GBP27 million (up 32 per cent). Sales of unit-linked bonds in 2004 endorsed our commitment to developing our capability in this market. This included the recently-launched range of protected funds which were the first of a series of developments aimed at consolidating our position as a major unit-linked bond provider to IFAs.

Despite seeing reductions in sales of with-profit bonds during 2003, Prudential has the largest with-profits fund and believes there is still customer demand for products offering a smoothed investment return. To meet this demand we launched PruFund, our new transparent smoothed investment product in September. Savers invested GBP10 million (APE GBP1 million) in PruFund by the year-end.

We saw another very strong return on the Prudential With-Profits Fund in 2004, which delivered a pre-tax return of 13.4 per cent, compared with the FTSE All Share (Total Return) of 12.8 per cent. Over the last five years, the With-Profits Fund has delivered a pre-tax return of 20.8 per cent. Prudential's bonus declaration will be announced on 22 February 2005.


Business to Business

APE sales were up 14 per cent on 2003 to GBP223 million, with fourth quarter sales of GBP67 million up 60 per cent on third quarter 2004 sales. Corporate pension sales were GBP152 million, 6 per cent higher than in 2003. Our focus on the corporate market, differentiated service proposition and ability to work in partnership with Employee Benefit Consultancies provide us with a strong base for increasing our share of this market. APE sales of bulk annuities were GBP47 million, an increase of 62 per cent on 2003. Sales of bulks comprised 83 separate schemes, 32 of which were achieved in the fourth quarter. The pipeline of schemes considering buyout is strong with a high level of enquiries about our new Risk Management products launched in 2004, as well as our established bulk product.


Distribution

During the year, Prudential was appointed to the regulated multi-tie panels for Sesame, Millfield and THINC Destini (Prudential was also appointed as THINC Destini's single-tie annuity provider). In addition, earlier this week, Prudential was appointed to work with Tenet on the detailed design of Tenet's regulated multi-tie platform and was also appointed by Burns-Anderson to lead the design and formulation of its multi-tie proposition as well as securing a place on its regulated multi-tie panel. Prudential expects that a significant proportion of IFAs will add to their whole-of-market proposition with a panel approach, whereby they distribute the product range of a small number of life companies.

Depolarisation is also expected to have a significant impact on the bank distribution model in the UK, as banks are able to offer their customers products from a panel of different providers rather than from a single product provider. Any review by banks of existing single-tie relationships represents an opportunity for Prudential.


Summary

Prudential UK and Europe's performance in 2004 demonstrates our strength and breadth of distribution across a number of channels. We are well-placed to continue to benefit from the positive developments in the UK market.


Jackson National Life (JNL)
___________________________


APE sales for the year of GBP453 million were up 21 per cent on 2003. Total retail sales of GBP368 million were up 12 per cent on 2003. Variable annuity sales growth in the first nine months (the latest period for which data is available) of 2004 was 14 per cent compared with 5 per cent market growth (Source: VARDS).

Retail APE sales in the fourth quarter were GBP95 million, up 30 per cent on the same period in 2003.


Variable annuities

JNL delivered record variable annuity sales during 2004, reflecting the benefits of its innovative product range, distribution proposition and service offering. Total APE sales of GBP198 million were up 14 per cent on last year. For the first nine months of the year, JNL had a top 10 market position in terms of variable annuity net flows and its unbundled annuity product "Perspective II" was the best selling variable annuity product in the US, in terms of net flows (Source VARDS). The rate of take up of the fixed account option continued at normal levels, with 29 per cent of the variable annuity premium going into the fixed accounts compared with 48 per cent in 2003.


Fixed annuities

Fixed annuity APE sales of GBP113 million were down 8 per cent on 2003, due to the continued low interest rate environment. The resulting lower crediting rates have limited demand for this product. However, recent interest rate moves have generated more interest in fixed and equity-linked indexed annuity products. In the fourth quarter, fixed annuity sales were up 5 per cent on the previous quarter.


Equity-linked indexed annuities


Equity-linked indexed annuity APE sales of GBP43 million were up 87 per cent on 2003, reflecting customers' increasing preference for fixed products with the potential for higher returns linked to equity index performance.


Life

JNL continues to focus on developing its life business to achieve a greater balance of fee, spread and underwriting income. A dedicated distribution team was created in 2003 to focus on building relationships with life agents and several new products have been introduced, such as variable universal life. Life APE sales of GBP14 million were 17 per cent up on 2003. An agreement to buy Life Insurance Company of Georgia was announced in November.


Curian Capital

In March 2003, JNL entered the Registered Investment Advisor channel with the launch of Curian Capital which provides innovative fee based separately managed accounts. It continues to build a strong position with total assets under management at the end of 2004 of GBP550 million compared with GBP139 million at the start of the year.


Institutional

Institutional APE sales of GBP85 million were up 98 per cent on 2003. JNL has taken advantage of attractive issuance opportunities as they have arisen during the year, and will continue to do so in 2005.


Summary

JNL is well positioned to grow faster than the market as current market conditions continue to favour companies which have a range of variable and fixed annuity product offerings, a relationship-based distribution model and award-winning service.



Prudential Corporation Asia
___________________________


Insurance operations

Prudential's Asian operations continue to show good new business growth and reflect our focus on building a profitable and sustainable platform. Overall APE sales of GBP181 million in the fourth quarter of 2004 are up 25 per cent over the third quarter and reflect continued momentum across the region. APE sales of GBP576 million for the year are up 14 per cent on last year with underlying growth of 20 per cent excluding discontinued lines in Japan.

During 2004 we had great success in India in our life joint venture with ICICI (up 127 per cent at GBP34 million for our 26% stake) where our brand and ability to leverage product and distribution innovation has strengthened our position as the leading private sector life insurance provider. In Korea (up 113 per cent at GBP64 million), the large increase in APE sales has been driven by our successful multi-channel distribution and the launch of a variable universal life product.

New business APE for China at GBP17 million increased by 70 per cent over 2003 and the prospects for significant growth over the long term remain compelling. During 2004 we received licences for two more cities, launching our Suzhou operation in September and Shanghai's opening is planned for the first quarter of 2005. We expect our pace of expansion in China to increase during 2005 as more cities and provinces are opened up to foreign insurers.

Taiwan grew 23 per cent to GBP152 million with a continued focus on higher margin regular premium linked business in line with our strategic focus as discussed in the interim results. In the more established markets of Hong Kong, Singapore and Malaysia we continue actively to manage our business for sustainable and profitable growth. Average new business APE sales across these markets is 8 per cent higher than 2003.

The remaining 'other' operations continue to grow well and are building scale, but during 2004 we saw a softening of industry growth particularly in Vietnam after the initial explosive growth following liberalisation of the market.


Investment Business

Total investment product funds under management are GBP7.8 billion up 19 per cent on 2003. Net investment product inflows were GBP1.2 billion, down 22 per cent on 2003. Strong net inflows in Japan (GBP1.3 billion), and Korea (GBP0.4 billion) were partially offset by net outflows in Taiwan of GBP0.9 billion where industry-wide concerns over the liquidity of some bond funds unsettled the market during the second half of 2004. The Indian mutual fund market has seen a marked slowdown this year principally due to rising and volatile interest rates affecting the growth of fixed income funds. Despite a 90 per cent decrease in net inflows over 2003, we have maintained our number one position for funds under management in India's private sector with a market share at around 14%. In Malaysia, we have attained a top 5 position in the market, 3 years after launch.


Summary

Prudential Corporation Asia has a strong platform across the region with a well diversified portfolio of businesses clearly focused on delivering sustainable and profitable growth over the long term. We remain very positive on the outlook for 2005.


M&G
___


M&G enjoyed a significant increase in sales during 2004, with gross fund inflows up 54 per cent to GBP5.8 billion, reflecting its diversified product offering in the areas of retail fund management, institutional fixed income, pooled life and pension funds, property and private finance. Net fund inflows were up 48 per cent to GBP2 billion. External funds under management, which represent approximately one quarter of M&G's total funds under management, rose by 19 per cent during the year to GBP28.7 billion.

Gross retail fund inflows were a record GBP2 billion in 2004, up 61 per cent on the previous year, boosted by international sales and the success of the M&G Property Fund. Net retail fund inflows during 2004 were GBP417 million.

M&G's institutional business also had a successful year, especially in the areas of segregated fixed income and private finance, with gross fund inflows increasing 50 per cent to GBP3.9 billion. Net institutional fund inflows were GBP1.6 billion.

M&G believe that market conditions are now more positive for fund management companies and its businesses are well placed to capitalise on this due to their strong competitive positions in their chosen markets.


Egg
___


Egg will announce its full year results on 23 February 2005.


                                     -ENDS-

Enquiries to:
_____________


Rebecca Burrows, Group Communications Director 020 7548 3537


 Media Relations                            Investors/Analysts
 Clare Staley        020 7548 3719          Mike Kempster          020 7548 3823

 Joanne Davidson     020 7548 3708          Marina Lee-Steere      020 7548 3511



Notes to Editors:
_________________


 1. In December 2004, we reached an agreement with Royal London to reassure Scottish Life's approximately 60,000 in-force annuities, representing in excess of GBP1 billion of funds under management. Prudential is initially providing reassurance to Scottish Life (a division of Royal London) which will continue to make payments to annuitants, with Prudential reimbursing the annuity payments administered by Scottish Life. It is intended that the Scottish Life annuities will transfer to Prudential, subject to legal and regulatory approvals, by the end of 2005 when Prudential will take over responsibility for the administration and paying of all these annuitants.

 2. There will be conference call today for wire services hosted by Jonathan Bloomer, Group Chief Executive, and Philip Broadley, Group Finance Director at 7.45am (UK time). Dial-in telephone number: +44 (0) 20 8288 4530. Callers to quote "Prudential" for access to the call.

 3. There will be a conference call for investors and analysts at 2:30pm (UK time) hosted by Jonathan Bloomer, and Philip Broadley. Dial in telephone number: UK callers: + 44 (0) 20 7162 0184, US callers: + 1 334 420 4951.
    Callers to quote "Prudential" for access to the call.

    A recording of this call will be available for replay for one week by dialling:

    UK: +44 (0) 20 7031 4064, US: +1 954 334 0342, Passcode 640410.

 4. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.


                                                     Annual Premium Equivalent Sales

                                     Actual exchange rates                          Constant exchange rates

                          2004 FY GBPm      2003 FY GBPm         +/- (%)    2004 FY GBPm    2003 FY GBPm       +/- (%)

    UK and Europe                817             584             40%             817             584             40%
    US                           453             418              8%             453             374             21%
    Asia                         576             555              4%             576             506             14%
    Total                      1,846           1,557             19%           1,846           1,464             26%


                                                              Gross Inflows

                                     Actual exchange rates                          Constant exchange rates

                          2004 FY GBPm      2003 FY GBPm         +/- (%)    2004 FY GBPm    2003 FY GBPm       +/- (%)

    M&G                        5,845           3,797             54%           5,845           3,797             54%
    Asia                      18,845          18,157              4%          18,845          16,864             12%
    Total                     24,690          21,954             12%          24,690          20,661             20%


                                               Total Insurance and Investment New Business

                                     Actual exchange rates                          Constant exchange rates

                          2004 FY GBPm      2003 FY GBPm         +/- (%)    2004 FY GBPm    2003 FY GBPm       +/- (%)

    Insurance                 12,130           9,183             32%          12,130           8,658             40%
    Investment                24,690          21,954             12%          24,690          20,661             20%
    Total                     36,820          31,137             18%          36,820          29,316             26%


 5. Annual premium equivalent (APE) sales comprise regular premium insurance sales plus one-tenth of single premium insurance sales.

 6. Certain investment mandates previously reported as UK corporate pensions are now reported as M&G institutional investment flows. The impact is to reduce UK corporate pensions APE sales by GBP31 million for the full-year 2003.

 7. US institutional products (previously referred to as "stable value products") consist of guaranteed investment contracts (GICs), funding agreements and medium-term notes backed by funding agreements.


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP170 billion in assets under management, as at 30 June 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                                                                   Schedule 1A - Constant Exchange Rates

                                     PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2004

                        UK & Europe                US (1)                    Asia (1)                    Total

               FY 2004   FY 2003 +/- (%) FY 2004  FY 2003  +/- (%)  FY 2004  FY 2003  +/- (%)  FY 2004  FY 2003  +/- (%)
                 GBPm      GBPm            GBPm     GBPm              GBPm     GBPm              GBPm     GBPm

Total Insurance  6,538     4,129     58%   4,420    3,628      22%    1,172      901      30%   12,130    8,658      40%
Products
Total Investment 5,845     3,797     54%       -        -        -   18,845   16,864      12%   24,690   20,661      20%
Products - Gross
Inflows(2)
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Group Total     12,383     7,926     56%   4,420    3,628      22%   20,017   17,765      13%   36,820   29,319      26%
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----

                                                  INSURANCE OPERATIONS

                          Single                  Regular                     Total             Annual Equivalents (3)

               FY 2004   FY 2003 +/- (%) FY 2004  FY 2003  +/- (%)  FY 2004  FY 2003  +/- (%)  FY 2004  FY 2003  +/- (%)
                  GBPm      GBPm            GBPm     GBPm              GBPm     GBPm              GBPm     GBPm
UK Insurance
Operations: (4)
Direct to
Customer:
Individual           8         9   (11%)       8        9    (11%)       16       18    (11%)        9       10    (10%)
Pensions
Life - With         11        13   (15%)       1        1       0%       12       14    (14%)        2        2       0%
Profit Bond
Life - Other         -         -       -       1        2    (50%)        1        2    (50%)        1        2    (50%)
Individual         630       657    (4%)       -        -        -      630      657     (4%)       63       66     (5%)
Annuities
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Sub-Total          649       679    (4%)      10       12    (17%)      659      691     (5%)       75       80     (6%)
DWP Rebates        265       280    (5%)       -        -        -      265      280     (5%)       27       28     (4%)
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Total              914       959    (5%)      10       12    (17%)      924      971     (5%)      101      108     (6%)
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Business to
Business:
Corporate          153       168    (9%)     137      127       8%      290      295     (2%)      152      144       6%
Pensions
Individual         229       223      3%       -        -        -      229      223       3%       23       22       5%
Annuities
Bulk Annuities     474       287     65%       -        -        -      474      287      65%       47       29      62%
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Total              856       678     26%     137      127       8%      993      805      23%      223      195      14%
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Intermediated
Distribution :
Individual          55        53      4%      17       23    (26%)       72       76     (5%)       23       28    (18%)
Pensions
Corporate          134        67    100%       8        6      33%      142       73      95%       21       13      62%
Pensions
Life - With        231       450   (49%)       -        -        -      231      450    (49%)       23       45    (49%)
Profit Bond
Life - Other       770       366    110%       -        -        -      770      366     110%       77       37     108%
Bond
Life - Other         -         2       -       5       22    (77%)        5       24    (79%)        5       22    (77%)
Individual       1,180       828     43%       -        -        -    1,180      828      43%      118       83      42%
Annuities
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Sub-Total        2,370     1,766     34%      30       51    (41%)    2,400    1,817      32%      267      228      17%
DWP Rebates         89       103   (14%)       -        -        -       89      103    (14%)        9       10    (10%)
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Total            2,459     1,869     32%      30       51    (41%)    2,489    1,920      30%      276      238      16%
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Partnerships :
Life - With          3        46   (93%)       -        -        -        3       46    (93%)        0        5   (100%)
Profit Bond
Life - Other       787       247    219%       2        -        -      789      247     219%       81       25     224%
Individual         141        52    171%       -        -        -      141       52     171%       14        5     180%
Annuities
Bulk Annuities   1,108         -       -       -        -        -    1,108        -        -      111        -        -
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Total            2,039       345    491%       2        -        -    2,041      345     492%      206       35     489%
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Total :
Individual          63        62      2%      25       32    (22%)       88       94     (6%)       31       38    (18%)
Pensions
Corporate          287       235     22%     145      133       9%      432      368      17%      174      157      11%
Pensions
Life - With        245       509   (52%)       1        1       0%      246      510    (52%)       26       52    (50%)
Profit Bond
Life - Other       770       366    110%       -        -        -      770      366     110%       77       37     108%
Bond
Life - Other       787       249    216%       8       24    (67%)      795      273     191%       87       49      78%
Individual       2,180     1,760     24%       -        -        -    2,180    1,760      24%      218      176      24%
Annuities
Bulk Annuities   1,582       287    451%       -        -        -    1,582      287     451%      158       29     445%
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Sub-Total        5,914     3,468     71%     179      190     (6%)    6,093    3,658      67%      770      537      43%
DWP Rebates        354       383    (8%)       -        -        -      354      383     (8%)       35       38     (8%)
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Total UK         6,268     3,851     63%     179      190     (6%)    6,447    4,041      60%      806      575      40%
Insurance
Operations
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
European
Insurance
Operations :(1)
Insurance           89        88      1%       2        -        -       91       88       3%       11        9      22%
Products
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Total European      89        88      1%       2        -        -       91       88       3%       11        9      22%
Insurance
Operations
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----

                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Total UK &       6,357     3,939     61%     181      190     (5%)    6,538    4,129      58%      817      584      40%
European
Insurance
Operations
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
US Insurance
Operations :(1)
Fixed Annuities  1,130     1,227    (8%)       -        -        -    1,130    1,227     (8%)      113      123     (8%)
Equity-Linked      429       228     88%       -        -        -      429      228      88%       43       23      87%
Indexed Annuities
Variable         1,981     1,728     15%       -        -        -    1,981    1,728      15%      198      173      14%
Annuities
Life                16         -       -      12       12       0%       28       12     133%       14       12      17%
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Sub-Total        3,556     3,183     12%      12       12       0%    3,568    3,195      12%      368      330      12%
Retail
Guaranteed         180       163     10%       -        -        -      180      163      10%       18       16      13%
Investment
Contracts
GIC - Medium       672       270    149%       -        -        -      672      270     149%       67       27     148%
Term Note
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Total US         4,408     3,616     22%      12       12       0%    4,420    3,628      22%      453      374      21%
Insurance
Operations
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Asian Insurance
Operations :(1)
China                9         6     50%      16       10      60%       25       16      56%       17       10      70%
Hong Kong          255       169     51%      78       74       5%      333      243      37%      104       91      14%
India (@26%)         5         4     25%      33       15     120%       38       19     100%       34       15     127%
Indonesia           38        23     65%      28       27       4%       66       49      35%       32       29      10%
Japan               17         9     89%       7       34    (79%)       24       43    (44%)        9       34    (74%)
Korea               36        18    100%      60       28     114%       96       46     109%       64       30     113%
Malaysia             7        10   (30%)      61       53      15%       68       63       8%       62       54      15%
Singapore          199       168     18%      47       53    (11%)      246      221      11%       67       70     (4%)
Taiwan              88        26    238%     143      121      18%      231      147      57%      152      124      23%
Other (5)            8         6     33%      37       48    (23%)       45       54    (17%)       38       48    (21%)
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Total Asian        662       439     51%     510      462      10%    1,172      901      30%      576      506      14%
Insurance
Operations
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----

                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----
Group Total     11,427     7,994     43%     703      664       6%   12,130    8,658      40%    1,846    1,464      26%
                 -----     -----   -----   -----    -----    -----    -----    -----    -----    -----    -----    -----



                                                                                    Schedule 1B - Actual Exchange Rates

                                    PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2004

                                      TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                          UK & Europe                   US (1b)                 Asia (1b)                Total

                  FY 2004  FY 2003    +/- (%)  FY 2004  FY 2003 +/- (%) FY 2004 FY 2003 +/- (%) FY 2004 FY 2003 +/- (%)
                     GBPm     GBPm                GBPm     GBPm            GBPm    GBPm            GBPm    GBPm

Total Insurance     6,538    4,128        58%    4,420    4,066      9%   1,172     989     19%  12,130   9,183     32%
Products
Total Investment    5,845    3,797        54%        -        -       -  18,845  18,157      4%  24,690  21,954     12%
Products - Gross
Inflows (2)
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Group Total        12,383    7,925        56%    4,420    4,066      9%  20,017  19,146      5%  36,820  31,137     18%
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----

                                                 INSURANCE OPERATIONS

                            Single                     Regular                   Total          Annual Equivalents (3)

                  FY 2004  FY 2003    +/- (%)  FY 2004  FY 2003 +/- (%) FY 2004 FY 2003 +/- (%) FY 2004 FY 2003 +/- (%)
                     GBPm     GBPm                GBPm     GBPm            GBPm    GBPm            GBPm    GBPm
UK Insurance
Operations :(4)
Direct to
Customer:
Individual              8        9      (11%)        8        9   (11%)      16      18   (11%)       9      10   (10%)
Pensions
Life - With            11       13      (15%)        1        1      0%      12      14   (14%)       2       2      0%
Profit Bond
Life - Other            -        -          -        1        2   (50%)       1       2   (50%)       1       2   (50%)
Individual            630      657       (4%)        -        -       -     630     657    (4%)      63      66    (5%)
Annuities
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Sub-Total             649      679       (4%)       10       12   (17%)     659     691    (5%)      75      80    (6%)
DWP Rebates           265      280       (5%)        -        -       -     265     280    (5%)      27      28    (4%)
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Total                 914      959       (5%)       10       12   (17%)     924     971    (5%)     101     108    (6%)
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Business to
Business:
Corporate             153      168       (9%)      137      127      8%     290     295    (2%)     152     144      6%
Pensions
Individual            229      223         3%        -        -       -     229     223      3%      23      22      5%
Annuities
Bulk Annuities        474      287        65%        -        -       -     474     287     65%      47      29     62%
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Total                 856      678        26%      137      127      8%     993     805     23%     223     195     14%
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Intermediated
Distribution :
Individual             55       53         4%       17       23   (26%)      72      76    (5%)      23      28   (18%)
Pensions
Corporate             134       67       100%        8        6     33%     142      73     95%      21      13     62%
Pensions
Life - With           231      450      (49%)        -        -       -     231     450   (49%)      23      45   (49%)
Profit Bond
Life - Other Bond     770      366       110%        -        -       -     770     366    110%      77      37    108%
Life - Other            -        2          -        5       22   (77%)       5      24   (79%)       5      22   (77%)
Individual          1,180      828        43%        -        -       -   1,180     828     43%     118      83     42%
Annuities
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Sub-Total           2,370    1,766        34%       30       51   (41%)   2,400   1,817     32%     267     228     17%
DWP Rebates            89      103      (14%)        -        -       -      89     103   (14%)       9      10   (10%)
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Total               2,459    1,869        32%       30       51   (41%)   2,489   1,920     30%     276     238     16%
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Partnerships :
Life - With             3       46      (93%)        -        -       -       3      46   (93%)       0       5  (100%)
Profit Bond
Life - Other          787      247       219%        2        -       -     789     247    219%      81      25    224%
Individual            141       52       171%        -        -       -     141      52    171%      14       5    180%
Annuities
Bulk Annuities      1,108        -          -        -        -       -   1,108       -       -     111       -       -
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Total               2,039      345       491%        2        -       -   2,041     345    492%     206      35    489%
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Total :
Individual             63       62         2%       25       32   (22%)      88      94    (6%)      31      38   (18%)
Pensions
Corporate             287      235        22%      145      133      9%     432     368     17%     174     157     11%
Pensions
Life - With           245      509      (52%)        1        1      0%     246     510   (52%)      26      52   (50%)
Profit Bond
Life - Other Bond     770      366       110%        -        -       -     770     366    110%      77      37    108%
Life - Other          787      249       216%        8       24   (67%)     795     273    191%      87      49     78%
Individual          2,180    1,760        24%        -        -       -   2,180   1,760     24%     218     176     24%
Annuities
Bulk Annuities      1,582      287       451%        -        -       -   1,582     287    451%     158      29    445%
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Sub-Total           5,914    3,468        71%      179      190    (6%)   6,093   3,658     67%     770     537     43%
DWP Rebates           354      383       (8%)        -        -       -     354     383    (8%)      35      38    (8%)
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Total UK            6,268    3,851        63%      179      190    (6%)   6,447   4,041     60%     806     575     40%
Insurance
Operations
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
European Insurance
Operations : (1b)
Insurance              89       87         2%        2        -       -      91      87      5%      11       9     22%
Products
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Total European         89       87         2%        2        -       -      91      87      5%      11       9     22%
Insurance
Operations
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----

                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Total UK & European 6,357    3,938        61%      181      190    (5%)   6,538   4,128     58%     817     584     40%
Insurance Operations
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
US Insurance
Operations : (1b)
Fixed Annuities     1,130    1,375      (18%)        -        -       -   1,130   1,375   (18%)     113     138   (18%)
Equity-Linked         429      255        68%        -        -       -     429     255     68%      43      25     72%
Indexed Annuities
Variable            1,981    1,937         2%        -        -       -   1,981   1,937      2%     198     194      2%
Annuities
Life                   16        -          -       12       13    (8%)      28      13    115%      14      13      8%
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Sub-Total Retail    3,556    3,567       (0%)       12       13    (8%)   3,568   3,580    (0%)     368     370    (1%)
Guaranteed            180      183       (2%)        -        -       -     180     183    (2%)      18      18      0%
Investment
Contracts
GIC - Medium Term     672      303       122%        -        -       -     672     303    122%      67      30    123%
Note
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Total US Insurance  4,408    4,053         9%       12       13    (8%)   4,420   4,066      9%     453     418      8%
Operations
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Asian Insurance
Operations : (1b)
China                   9        7        29%       16       11     45%      25      18     39%      17      12     42%
Hong Kong             255      189        35%       78       83    (6%)     333     272     22%     104     102      2%
India (@26%)            5        4        25%       33       16    106%      38      20     90%      34      16    113%
Indonesia              38       27        41%       28       31   (10%)      66      58     14%      32      34    (6%)
Japan                  17        9        89%        7       35   (80%)      24      44   (45%)       9      36   (75%)
Korea                  36       19        89%       60       30    100%      96      49     96%      64      32    100%
Malaysia                7       11      (36%)       61       59      3%      68      70    (3%)      62      60      3%
Singapore             199      181        10%       47       57   (18%)     246     238      3%      67      75   (11%)
Taiwan                 88       28       214%      143      132      8%     231     160     44%     152     135     13%
Other (5)               8        7        14%       37       53   (30%)      45      60   (25%)      38      54   (30%)
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Total Asian Insurance 662      482        37%      510      507      1%   1,172     989     19%     576     555      4%
Operations
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----

                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----
Group Total        11,427    8,473        35%      703      710    (1%)  12,130   9,183     32%   1,846   1,557     19%
                    -----    -----      -----    -----    -----   -----   -----   -----   -----   -----   -----   -----




                                                                                                        Schedule 2
                                  PRUDENTIAL PLC - NEW BUSINESS - FULL YEAR 2004

                                              INVESTMENT OPERATIONS

                   Opening FUM        Gross Redemptions         Net        Other     Market &          Net     Closing
                                    inflows                 inflows    movements     currency     movement         FUM
                                                                                    movements       in FUM
                          GBPm         GBPm        GBPm        GBPm         GBPm         GBPm         GBPm        GBPm
2004
M&G
M&G branded retail       8,819        1,795    ( 1,351)         444            -          960        1,404      10,223
investment products
Prudential branded       1,325          159      ( 186)       ( 27)            -           92           65       1,390
UK retail investment
products (6)
M&G institutional (7)   14,048        3,891    ( 2,304)       1,587          145        1,312        3,044      17,092
                         -----        -----       -----       -----        -----        -----        -----       -----
Total M&G               24,192        5,845    ( 3,841)       2,004          145        2,364        4,513      28,705
                         -----        -----       -----       -----        -----        -----        -----       -----
Asia
India                    2,049        9,129    ( 9,068)          61        ( 21)           55           95       2,144
Taiwan                   2,666        5,696    ( 6,550)      ( 854)            -        ( 15)       ( 869)       1,797
Korea                      933        2,132    ( 1,696)         436        ( 42)           99          493       1,426
Other Mutual Fund          752        1,814      ( 307)       1,507            -        ( 38)        1,469       2,221
Operations
                         -----        -----       -----       -----        -----        -----        -----       -----
Total Asian Mutual       6,400       18,771   ( 17,621)       1,150        ( 63)          101        1,188       7,588
Fund Operations
                         -----        -----       -----       -----        -----        -----        -----       -----
Hong Kong MPF              196           74       ( 26)          48            -            -           48         244
Products (8)
                         -----        -----       -----       -----        -----        -----        -----       -----
Total Asian Investment   6,596       18,845   ( 17,647)       1,198        ( 63)          101        1,236       7,832
Operations
                         -----        -----       -----       -----        -----        -----        -----       -----

                         -----        -----       -----       -----        -----        -----        -----       -----
Total Investment        30,788       24,690   ( 21,488)       3,202           82        2,465        5,749      36,537
Products
                         -----        -----       -----       -----        -----        -----        -----       -----


                   Opening FUM        Gross Redemptions         Net        Other     Market &          Net     Closing
                                    inflows                 inflows    movements     currency     movement         FUM
                                                                                    movements       in FUM
                          GBPm         GBPm        GBPm        GBPm         GBPm         GBPm         GBPm        GBPm
2003
M&G
M&G branded retail       7,587        1,068      ( 883)         185        ( 14)        1,061        1,232       8,819
investment products
Prudential branded       1,137          143      ( 144)        ( 1)            -          189          188       1,325
UK retail investment
products (6)
M&G institutional       11,560        2,586    ( 1,417)       1,169            -        1,319        2,488      14,048
(4) (7)
                         -----        -----       -----       -----        -----        -----        -----       -----
Total M&G               20,284        3,797    ( 2,444)       1,353        ( 14)        2,569        3,908      24,192
                         -----        -----       -----       -----        -----        -----        -----       -----
Asia
India                    1,372        7,534    ( 6,906)         628        ( 67)          116          677       2,049
Taiwan                   2,425        7,488    ( 7,114)         374            -       ( 133)          241       2,666
Korea                      993        2,339    ( 2,329)          10        ( 25)        ( 45)        ( 60)         933
Other Mutual Fund          306          724      ( 267)         457            -        ( 11)          446         752
Operations
                         -----        -----       -----       -----        -----        -----        -----       -----
Total Asian Mutual       5,096       18,085   ( 16,616)       1,469        ( 92)        ( 73)        1,304       6,400
Fund Operations
                         -----        -----       -----       -----        -----        -----        -----       -----
Hong Kong MPF              136           72       ( 19)          53            -            7           60         196
Products (8)
                         -----        -----       -----       -----        -----        -----        -----       -----
Total Asian Investment   5,232       18,157   ( 16,635)       1,522        ( 92)        ( 66)        1,364       6,596
Operations
                         -----        -----       -----       -----        -----        -----        -----       -----

                         -----        -----       -----       -----        -----        -----        -----       -----
Total Investment        25,516       21,954    (19,079)       2,875       ( 106)        2,503        5,272      30,788
Products
                         -----        -----       -----       -----        -----        -----        -----       -----


                   Opening FUM        Gross Redemptions         Net        Other     Market &          Net     Closing
                                    inflows                 inflows    movements     currency     movement         FUM
                                                                                    movements       in FUM
                          GBPm         GBPm        GBPm        GBPm         GBPm         GBPm         GBPm        GBPm
2004 movement
relative to 2003
M&G
M&G branded retail         16%          68%       (53%)        140%            -        (10%)          14%         16%
investment products
Prudential branded         17%          11%       (29%)     (2600%)            -        (51%)        (65%)          5%
UK retail investment
products (6)
M&G institutional          22%          50%       (63%)         36%            -         (1%)          22%         22%
(4)(7)
                         -----        -----       -----       -----        -----        -----        -----       -----
Total M&G                  19%          54%       (57%)         48%        1136%         (8%)          15%         19%
                         -----        -----       -----       -----        -----        -----        -----       -----
Asia
India                      49%          21%       (31%)       (90%)          69%        (53%)        (86%)          5%
Taiwan                     10%        (24%)          8%      (328%)            -          89%       (461%)       (33%)
Korea                     (6%)         (9%)         27%       4260%        (68%)         320%         922%         53%
Other Mutual Fund         146%         151%       (15%)        230%            -       (245%)         229%        195%
Operations
                         -----        -----       -----       -----        -----        -----        -----       -----
Total Asian Mutual         26%           4%        (6%)       (22%)          32%         238%         (9%)         19%
Fund Operations
                         -----        -----       -----       -----        -----        -----        -----       -----
Hong Kong MPF              44%           3%       (37%)        (9%)            -            -        (20%)         24%
Products (8)
                         -----        -----       -----       -----        -----        -----        -----       -----
Total Asian Investment     26%           4%        (6%)       (21%)          32%         253%         (9%)         19%
Operations
                         -----        -----       -----       -----        -----        -----        -----       -----

                         -----        -----       -----       -----        -----        -----        -----       -----
Total Investment           21%          12%       (13%)         11%         177%         (2%)           9%         19%
Products
                         -----        -----       -----       -----        -----        -----        -----       -----

                                                        US (9)

                       FY 2004      FY 2003     +/- (%)
                          GBPm         GBPm
Curian Capital
External Funds             550          139        296%
under Management
                         -----        -----       -----


                                                                                                              Schedule 3

                       PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2004 VERSUS QUARTER 4 2003 (10)

                                                  INSURANCE OPERATIONS
                           Single                 Regular                     Total          Annual Equivalents (3)
                  Q4 2004 Q4 2003 +/- (%) Q4 2004 Q4 2003   +/- (%) Q4 2004 Q4 2003 +/- (%) Q4 2004 Q4 2003   +/- (%)
                     GBPm    GBPm            GBPm    GBPm              GBPm    GBPm            GBPm    GBPm
UK Insurance
Operations : (4)
Direct to
Customer:
Individual              2       1    100%       2       2        0%       4       3     33%       2       2        0%
Pensions
Life - With             2       3   (33%)       -       -         -       2       3   (33%)       0       0        0%
Profit Bond
Life - Other            -       -       -       -       1         -       -       1       -       -       1         -
Individual            166     138     20%       -       -         -     166     138     20%      17      14       21%
Annuities
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Sub-Total             170     142     20%       2       3       33%     172     145     19%      19      17       12%
DWP Rebates            13       -       -       -       -         -      13       -       -       1       -         -
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Total                 183     142     29%       2       3       33%     185     145     28%      20      17       18%
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Business to
Business:
Corporate              45      39     15%      33      30       10%      78      69     13%      38      34       12%
Pensions
Individual             68      56     21%       -       -         -      68      56     21%       7       6       17%
Annuities
Bulk Annuities        222      98    127%       -       -         -     222      98    127%      22      10      120%
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Total                 335     193     74%      33      30       10%     368     223     65%      67      49       37%
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Intermediated
Distribution :
Individual             10      11    (9%)       1       4     (75%)      11      15   (27%)       2       5     (60%)
Pensions
Corporate               7      29   (76%)       2       1      100%       9      30   (70%)       3       4     (25%)
Pensions
Life - With            43     162   (73%)       -       -         -      43     162   (73%)       4      16     (75%)
Profit Bond
Life - Other Bond     250     114    119%       -       -         -     250     114    119%      25      11      127%
Life - Other            -       -       -       1       2     (50%)       1       2   (50%)       1       2     (50%)
Individual            326     233     40%       -       -         -     326     233     40%      33      23       43%
Annuities
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Sub-Total             636     549     16%       4       7     (43%)     640     556     15%      68      62       10%
DWP Rebates          ( 3)      43  (107%)       -       -         -    ( 3)      43  (107%)    ( 0)       4    (100%)
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Total                 633     592      7%       4       7     (43%)     637     599      6%      67      66        2%
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Partnerships :
Life - With             -       1       -       -       -         -       -       1       -       -       0         -
Profit Bond
Life - Other          214      69    210%       -       -         -     214      69    210%      21       7      200%
Individual             53      23    130%       -       -         -      53      23    130%       5       2      150%
Annuities
Bulk Annuities      1,108       -       -       -       -         -   1,108       -       -     111       -         -
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Total               1,375      93   1378%       -       -         -   1,375      93   1378%     138       9     1433%
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Total :
Individual             12      12      0%       3       6     (50%)      15      18   (17%)       4       7     (43%)
Pensions
Corporate              52      68   (24%)      35      31       13%      87      99   (12%)      40      38        5%
Pensions
Life - With            45     166   (73%)       -       -         -      45     166   (73%)       5      17     (71%)
Profit Bond
Life - Other Bond     250     114    119%       -       -         -     250     114    119%      25      11      127%
Life - Other          214      69    210%       1       3     (67%)     215      72    199%      22      10      120%
Individual            613     450     36%       -       -         -     613     450     36%      61      45       36%
Annuities
Bulk Annuities      1,330      98   1257%       -       -         -   1,330      98   1257%     133      10     1230%
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Sub-Total           2,516     977    158%      39      40        3%   2,555   1,017    151%     291     138      111%
DWP Rebates            10      43   (77%)       -       -        0%      10      43   (77%)       1       4     (75%)
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Total UK Insurance  2,526   1,020    148%      39      40        3%   2,565   1,060    142%     292     142      106%
Operations
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
European
Insurance
Operations : (10)
Insurance              18      41   (56%)       1       -         -      19      41   (54%)       3       4     (25%)
Products
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Total European         18      41   (56%)       1       -         -      19      41   (54%)       3       4     (25%)
Insurance Operations
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----

                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Total UK & European 2,544   1,061    140%      40      40        0%   2,584   1,101    135%     294     146      101%
Insurance Operations
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
US Insurance
Operations : (10)
Fixed Annuities       282     222     27%       -       -         -     282     222     27%      28      22       27%
Equity-Linked         136      71     92%       -       -         -     136      71     92%      14       7      100%
Indexed Annuities
Variable              492     466      6%       -       -         -     492     466      6%      49      47        4%
Annuities
Life                    6       -       -       3       2       50%       9       2    350%       4       2      100%
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Sub-total Retail      916     759     21%       3       2       50%     919     761     21%      95      78       22%
Guaranteed Investment  74    ( 9)    922%       -       -         -      74    ( 9)    922%       7    ( 1)      800%
Contracts
GIC - Medium Term      48    ( 4)   1300%       -       -         -      48    ( 4)   1300%       5    ( 0)         -
Note
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Total US Insurance  1,038     746     39%       3       2       50%   1,041     748     39%     107      77       39%
Operations
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Asian Insurance
Operations : (10)
China                   3       2     50%       5       3       67%       8       5     60%       5       3       67%
Hong Kong              94      55     71%      23      28     (18%)     117      83     41%      32      34      (6%)
India (@26%)            1       1      0%       8       6       33%       9       7     29%       8       6       33%
Indonesia              11      11      0%       8       8        0%      19      19      0%       9       9        0%
Japan                   5       2    150%       2       2        0%       7       4     75%       3       2       50%
Korea                   6      14   (57%)      20      13       54%      26      27    (4%)      21      14       50%
Malaysia                2       2      0%      22      16       38%      24      18     33%      22      16       38%
Singapore              45      85   (47%)      16      17      (6%)      61     102   (40%)      21      26     (19%)
Taiwan                 24      10    140%      48      38       26%      72      48     50%      50      39       28%
Other (5)               2       2      0%      10      15     (33%)      12      17   (29%)      10      15     (33%)
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Total Asian Insurance 193     184      5%     162     146       11%     355     330      8%     181     164       10%
Operations
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----

                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----
Group Total         3,775   1,991     90%     205     188        9%   3,980   2,179     83%     583     387       51%
                    -----   -----   -----   -----   -----     -----   -----   -----   -----   -----   -----     -----


                                                INVESTMENT OPERATIONS

                         M&G (4)(7)           Asia Mutual Funds    Hong Kong MPF Products (8)   Total Investment
                                                                                                    Products

                  Q4 2004 Q4 2003 +/- (%) Q4 2004 Q4 2003   +/- (%) Q4 2004 Q4 2003 +/- (%)  Q4 2004 Q4 2003   +/- (%)
                     GBPm    GBPm            GBPm    GBPm              GBPm    GBPm             GBPm    GBPm

Opening FUM        25,876  23,193     12%   6,540   6,316        4%     232     186     25%   32,648  29,696       10%
Gross inflows       2,393     772    210%   5,051   4,832        5%      17      16      6%    7,460   5,619       33%
Less redemptions  (1,006)  ( 604)   (67%) (4,121) (4,346)        5%     (5)     (3)   (67%)  (5,132) (4,954)      (4%)
                    -----   -----   -----   -----   -----     -----   -----   -----   -----    -----   -----     -----
Net flows           1,387     168    726%     930     486       91%      11      13   (15%)    2,328     667      249%
Other movements       122       -       -   ( 11)   ( 38)       71%       -       -       -      111    (38)      392%
Market and currency 1,321     831     59%     129  ( 364)      135%       0    ( 3)    100%    1,450     464      213%
movements
                    -----   -----   -----   -----   -----     -----   -----   -----   -----    -----   -----     -----
Net movement in     2,830     999    183%   1,048      84     1148%      12      10     20%    3,889   1,093      256%
FUM
                    -----   -----   -----   -----   -----     -----   -----   -----   -----    -----   -----     -----
Closing FUM        28,705  24,192     19%   7,588   6,400       19%     244     196     24%   36,538  30,789       19%
                    -----   -----   -----   -----   -----     -----   -----   -----   -----    -----   -----     -----


                                                                                                            Schedule 4
                         PRUDENTIAL PLC - NEW BUSINESS - QUARTER 4 2004 VERSUS QUARTER 3 2004

                                                 INSURANCE OPERATIONS

                             Single                  Regular                    Total           Annual Equivalents (3)

                     Q4 2004 Q3 2004 +/- (%) Q4 2004 Q3 2004 +/- (%)  Q4 2004  Q3 2004  +/- (%) Q4 2004 Q3 2004 +/- (%)
                        GBPm    GBPm            GBPm    GBPm             GBPm     GBPm             GBPm    GBPm
UK Insurance
Operations : (4)
Direct to Customer:
Individual Pensions        2       1    100%       2       2      0%        4        3      33%       2       2      0%
Life - With Profit Bond    2       3   (33%)       -       -       -        2        3    (33%)       0       0      0%
Individual               166     159      4%       -       -       -      166      159       4%      17      16      6%
Annuities
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Sub-Total                170     163      4%       2       2       -      172      165       4%      19      18      6%
DWP Rebates               13       -       -       -       -       -       13        -        -       1       -       -
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Total                    183     163     12%       2       2      0%      185      165      12%      20      18     11%
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Business to
Business:
Corporate Pensions        45      31     45%      33      28     18%       78       59      32%      38      31     23%
Individual                68      68      0%       -       -       -       68       68       0%       7       7      0%
Annuities
Bulk Annuities           222      43    416%       -       -       -      222       43     416%      22       4    450%
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Total                    335     142    136%      33      28     18%      368      170     116%      67      42     60%
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Intermediated
Distribution :
Individual Pensions       10      12   (17%)       1       5   (80%)       11       17    (35%)       2       6   (67%)
Corporate Pensions         7      10   (30%)       2       2      0%        9       12    (25%)       3       3      0%
Life - With Profit Bond   43      55   (22%)       -       -       -       43       55    (22%)       4       6   (33%)
Life - Other Bond        250     206     21%       -       -       -      250      206      21%      25      21     19%
Life - Other               -       -       -       1       1      0%        1        1       0%       1       1      0%
Individual               326     309      6%       -       -       -      326      309       6%      33      31      6%
Annuities
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Sub-Total                636     592      7%       4       8   (50%)      640      600       7%      68      67      1%
DWP Rebates             ( 3)       -       -       -       -       -     ( 3)        -        -    ( 0)       -       -
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Total                    633     592      7%       4       8   (50%)      637      600       6%      67      67      0%
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Partnerships :
Life - With Profit Bond    -       1       -       -       -       -        -        1        -       -       0       -
Life - Other             214     234    (9%)       -       1       -      214      235     (9%)      21      24   (13%)
Individual                53      40     33%       -       -       -       53       40      33%       5       4     25%
Annuities
Bulk Annuities         1,108       -       -       -       -       -    1,108        -        -     111       -       -
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Total                  1,375     275    400%       -       1       -    1,375      276     398%     138      29    376%
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Total :
Individual Pensions       12      13    (8%)       3       7   (57%)       15       20    (25%)       4       8   (50%)
Corporate Pensions        52      41     27%      35      30     17%       87       71      23%      40      34     18%
Life - With Profit Bond   45      59   (24%)       -       -       -       45       59    (24%)       5       6   (17%)
Life - Other Bond        250     206     21%       -       -       -      250      206      21%      25      21     19%
Life - Other             214     234    (9%)       1       2   (50%)      215      236     (9%)      22      25   (12%)
Individual               613     576      6%       -       -       -      613      576       6%      61      58      5%
Annuities
Bulk Annuities         1,330      43   2993%       -       -       -    1,330       43    2993%     133       4   3225%
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Sub-Total              2,516   1,172    115%      39      39      0%    2,555    1,211     111%     291     156     87%
DWP Rebates               10       -       -       -       -       -       10        -        -       1       -       -
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Total UK Insurance     2,526   1,172    116%      39      39      0%    2,565    1,211     112%     292     156     87%
Operations
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
European Insurance
Operations : (10)
Insurance Products        18      35   (49%)       1       1      0%       19       36    (47%)       3       5   (40%)
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Total European Insurance  18      35   (49%)       1       1      0%       19       36    (47%)       3       5   (40%)
Operations
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----

                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Total UK & European    2,544   1,207    111%      40      40      0%    2,584    1,247     107%     294     161     83%
Insurance Operations
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
US Insurance
Operations : (10)
Fixed Annuities          282     275      3%       -       -       -      282      275       3%      28      28      0%
Equity-Linked            136     135      1%       -       -       -      136      135       1%      14      14      0%
Indexed Annuities
Variable Annuities       492     483      2%       -       -       -      492      483       2%      49      48      2%
Life                       6       5     20%       3       4   (25%)        9        9       0%       4       5   (20%)
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Sub-total Retail         916     898      2%       3       4   (25%)      919      902       2%      95      94      1%
Guaranteed Investment     74      74      0%       -       -       -       74       74       0%       7       7      0%
Contracts
GIC - Medium Term Note    48      55   (13%)       -       -       -       48       55    (13%)       5       6   (17%)
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Total US Insurance     1,038   1,027      1%       3       4   (25%)    1,041    1,031       1%     107     107      0%
Operations
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Asian Insurance
Operations : (10)
China                      3       1    200%       5       5      0%        8        6      33%       5       5      0%
Hong Kong                 94      53     77%      23      19     21%      117       72      63%      32      24     33%
India (@26%)               1       1      0%       8       7     14%        9        8      13%       8       7     14%
Indonesia                 11       6     83%       8       6     33%       19       12      58%       9       7     29%
Japan                      5       5      0%       2       2      0%        7        7       0%       3       3      0%
Korea                      6       3    100%      20      13     54%       26       16      63%      21      13     62%
Malaysia                   2       2      0%      22      18     22%       24       20      20%      22      18     22%
Singapore                 45      57   (21%)      16      11     45%       61       68    (10%)      21      17     24%
Taiwan                    24      34   (29%)      48      38     26%       72       72       0%      50      41     22%
Other (5)                  2       2      0%      10      10      0%       12       12       0%      10      10      0%
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Total Asian Insurance    193     164     18%     162     129     26%      355      293      21%     181     145     25%
Operations
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----

                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Group Total            3,775   2,398     57%     205     173     18%    3,980    2,571      55%     583     413     41%
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----


                                                 INVESTMENT OPERATIONS

                           M&G (4) (7)         Asia Mutual Funds     Hong Kong MPF Products (8)    Total Investment
                                                                                                       Products

                     Q4 2004 Q3 2004 +/- (%) Q4 2004 Q3 2004 +/- (%)  Q4 2004  Q3 2004  +/- (%) Q4 2004 Q3 2004 +/- (%)
                        GBPm    GBPm            GBPm    GBPm             GBPm     GBPm             GBPm    GBPm

Opening FUM           25,876  24,442      6%   6,539   6,878    (5%)      233      216       8%  32,648  31,534      4%
Gross inflows          2,393   1,274     88%   5,051   4,176     21%       17       16       6%   7,460   5,466     36%
Less redemptions    ( 1,006)  ( 567)   (77%)       (       (     11%     ( 5)     ( 5)       0%       (       (      1%
                                              4,121)  4,608)                                     5,132)  5,179)
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Net flows              1,387     707     96%     930  ( 432)    315%       11       11     (0%)   2,328     287    711%
Other movements          122      63     94%   ( 11)   ( 14)     21%        -        -        -     111      49    127%
Market and currency    1,321     664     99%     129     110     17%        0        5   (100%)   1,450     779     86%
movements
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Net movement in FUM    2,830   1,434     97%   1,048  ( 336)    412%       12       16    (25%)   3,889   1,114    249%
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----
Closing FUM           28,705  25,876     11%   7,588   6,540     16%      244      232       5%  36,538  32,648     12%
                       -----   -----   -----   -----   -----   -----    -----    -----    -----   -----   -----   -----




                                                                                                             Schedule 5
                            PRUDENTIAL PLC - ANNUITY NEW BUSINESS - Q4 2004 VERSUS Q4 2003

                                                 INSURANCE OPERATIONS

                                            Q4 2004                 +/- (%)               Q4 2003               +/- (%)
                                               GBPm                                          GBPm
Total Sales

UK Insurance Operations:
ANNUITIES
Bulks:
Life fund backed                                  1                      0%                     4                    4%
Shareholder backed                            1,329                    100%                    94                   96%
                                              -----                   -----                 -----                 -----
Total                                         1,330                    100%                    98                  100%
                                              -----                   -----                 -----                 -----
Individual:
Life fund backed                                 20                      3%                   190                   42%
Shareholder backed                              593                     97%                   260                   58%
                                              -----                   -----                 -----                 -----
Total                                           613                    100%                   450                  100%
                                              -----                   -----                 -----                 -----
Total Annuities:
Life fund backed                                 21                      1%                   194                   35%
Shareholder backed                            1,922                     99%                   354                   65%
                                              -----                   -----                 -----                 -----
Total                                         1,943                    100%                   548                  100%
                                              -----                   -----                 -----                 -----


                            PRUDENTIAL PLC - ANNUITY NEW BUSINESS - FY 2004 VERSUS FY 2003

                                                 INSURANCE OPERATIONS

                                            FY 2004                 +/- (%)               FY 2003               +/- (%)
                                               GBPm                                          GBPm
Total Sales
UK Insurance Operations:
ANNUITIES
Bulks:
Life fund backed                                  7                      0%                    10                    4%
Shareholder backed                            1,575                    100%                   277                   96%
                                              -----                   -----                 -----                 -----
Total                                         1,582                    100%                   287                  100%
                                              -----                   -----                 -----                 -----
Individual:
Life fund backed                                433                     20%                   893                   51%
Shareholder backed                            1,747                     80%                   867                   49%
                                              -----                   -----                 -----                 -----
Total                                         2,180                    100%                 1,760                  100%
                                              -----                   -----                 -----                 -----
Total Annuities:
Life fund backed                                440                     12%                   903                   44%
Shareholder backed                            3,322                     88%                 1,144                   56%
                                              -----                   -----                 -----                 -----
Total                                         3,762                    100%                 2,047                  100%
                                              -----                   -----                 -----                 -----

Notes to Schedules :


(1) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson National Life is 1.83.

A comparison between the results at actual exchange rates and at constant exchange rates is given in the press release.

(1b) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.83 (2003 - 1.64).

(2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

(4) Certain investment mandates previously reported as UK corporate pensions are now reported as M&G institutional investment flows. The impact is to reduce UK corporate pensions APE sales by GBP32 million for the full-year 2003 (GBP26 million for the first nine months of 2003).

(5) In Asia, 'Other' insurance operations include Thailand, The Philippines and Vietnam.

(6) Scottish Amicable and Prudential branded Investment Products.

(7) Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management for Q2 2003 have been restated to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds. Other movements reflect the net flows arising from the cash portion of a tactical asset allocation fund managed in South Africa.

(8) Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest in the Hong Kong MPF operation.

(9) Balance sheet figures have been calculated at closing exchange rates

(10) Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements earlier periods.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 26, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley
                                              Head of Group Media Relations